SCHEDULE 13D (Amendment No. 2)

Name of Issuer:  Hastings Manufacturing Company

Title of Class of Securities:  Common Stock, $2.00 par value

CUSIP Number:  418398103

Name, Address and Telephone Number of Personal Authorized to Receive Notices and Communications:

A. Alex Porter
Paul E. Orlin
Porter, Felleman Inc.
100 Park Avenue
New York, New York  10017
(212) 689-1203

Ronald O. Mueller, Esq.
Gibson, Dunn & Crutcher
1050 Connecticut Avenue, N.W.
Suite 900
Washington, D.C.  20036
(202) 955-8671

Date of Event which Requires Filing of this Statement:  November 8, 1995

Check the following box if a fee is paid with the statement:  Not Applicable

1. NAME OF REPORTING PERSON: Amici Associates (#13-2871073); The Collectors' Fund (#13-3151264); Porter, Felleman Inc. (#13-2862058) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC (Working Capital)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): Not Applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  New York, N.Y.

7.       SOLE VOTING POWER:  35,600

8.       SHARED VOTING POWER:  0

9.       SOLE DISPOSITIVE POWER:  35,600

10.      SHARED DISPOSITIVE POWER:  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  35,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         Not Applicable

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.17%

14.      TYPE OF REPORTING PERSON:  PN and CO

                                  SCHEDULE 13D
                                AMENDMENT NO. 2

This Amendment No. 2 to Schedule 13D is filed by Amici Associates and The Collectors' Fund with respect to Hastings Manufacturing Company (the "Company"). The original Schedule 13D dated February 1, 1991 reported the acquisition of shares of the Company's Common Stock. Amendment No. 1 dated April 8, 1991 reported subsequent purchases of the Company's Common Stock. This Amendment No. 2 reports subsequent transactions in the Company's Common Stock and amends and restates Items 2 and 4 to the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

The persons filing this Schedule (collectively, the "Reporting Persons") are Amici Associates and The Collectors' Fund. Amici Associates and The Collectors' Fund (the "Partnerships") are New York limited partnerships whose principal business is investing, reinvesting and trading in securities and rights and options relating thereto. The business address of the Partnerships is 100 Park Avenue, Suite 1105, New York, New York 10017. None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any been, during the past five years, a party to a civil proceeding described in Item 2(e) of Schedule 13D. The general partners of Amici Associates and The Collectors' Fund are A. Alex Porter and Paul E. Orlin. The principal occupation of Messrs. Porter and Orlin is acting as general partners of Amici Associates and The Collectors' Fund. Neither Mr. Porter nor Mr. Orlin has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either been, during the last five years, a party to a civil proceeding described in
Item 2(e) of Schedule 13D. Messrs. Porter and Orlin are citizens of the United States.

ITEM 4.  PURPOSE OF TRANSACTIONS

The transactions in shares of Common Stock described herein were made in the ordinary course of each of the Reporting Persons' business. Messrs. Porter and Orlin, as general partners of Amici Associates and The Collectors' Fund reserve the right to purchase additional shares of Common Stock or to dispose of shares of Common Stock in the open market or in privately negotiated transactions or in any other lawful manner in the future. Messrs. Porter and Orlin reserve the right to take whatever action with respect to each of the Reporting Persons' holdings of Common Stock they deem to be in the best interest of such Reporting Persons. Without limitation of the foregoing, in an effort to improve the return on the shares of Common Stock held by the

Reporting Persons, Messrs. Porter and Orlin and their agents may engage in communications with management at the Company and possibly with other shareholders concerning the on-going losses at the Company, and to explore ways in which those losses can be terminated and greater value can be realized by the Company's shareholders, including through a sale or merger of the Company. The transactions described herein were not, and any future acquisitions would not be made for the purpose of, acquiring control of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of shares outstanding of Common Stock beneficially owned by each of the Reporting Persons are set forth below. These percentages are computed based on the Company's shares of Common Stock outstanding (388,383) as set forth in the Company's Form 10-K filed for the year ending December 31, 1994

                         Number of Shares                    Percentage of
Reporting Persons       Beneficially Owned                 Outstanding Shares
-----------------       ------------------                 ------------------
Amici Associates              22,300                              5.7%
Collectors' Fund              13,300                              3.4%

(b) Messrs. Porter and Orlin, as general partners of Amici Associates and The Collectors' Fund have sole power to vote, direct the vote, dispose and direct the disposition of such shares.

(c) The trade dates, number of shares and price per share of transactions made on the part of the Reporting Persons since Amendment No. 1 to this
Schedule 13D are set forth in the schedule attached to this Amendment No. 2. The transactions were effected on the American Stock Exchange.

15)      Trade Date, Number of Shares Purchased and Price per Share:

         Jones/Porter, Felleman                 08/30/91    10,700        39.250
         Amici Associates                       10/25/91     2,000        40.155
         Amici Associates                       10/29/91     1,200        39.100
         Amici Associates                       10/30/91       800        39.100
         Amici Associates                       12/28/93     1,500        30.500
         Amici Associates                       08/08/94    11,200        27.750
         Amici Associates                       09/06/95     2,000        27.431
         Amici Associates                       09/12/95     1,000        26.650
         Amici Associates                       09/18/95     1,000        25.500
         Amici Associates                       09/22/95     2,000        24.725
         Amici Associates                       09/27/95     1,000        26.000
         Amici Associates                       10/02/95     1,000        26.300
         Amici Associates                       11/08/95     4,500        25.250
         The Collectors' Fund                   09/15/94     9,300        28.875
         The Collectors' Fund                   09/08/95     1,000        25.375
         The Collectors' Fund                   11/08/95     3,000        25.250

16)      Trade Date, Number of Shares Sold and Price per Share:

         Jones/Porter, Felleman                 01/07/94     2,000        31.000
         Jones/Porter, Felleman                 01/18/94       200        32.750
         Jones/Porter, Felleman                 01/21/94     1,000        32.750
         Jones/Porter, Felleman                 11/08/95     7,500        25.250
         Amici Associates                       02/03/93       300        35.899
         Amici Associates                       02/09/93       300        36.375
         Amici Associates                       03/09/94     1,000        36.100
         Amici Associates                       03/10/94     1,000        37.062
         Amici Associates                       09/15/94     9,300        28.875
         Amici Associates                       08/03/95       100        18.250
         Amici Associates                       08/07/95       200        18.750
         Amici Associates                       08/08/95       700        18.786
         Amici Associates                       08/17/95       200        18.625
         Amici Associates                       08/22/95       300        18.875
         Amici Associates                       08/23/95     1,200        18.802
         Amici Associates                       08/25/95       200        19.500
         The Collectors' Fund                   01/27/94     1,000        33.500
         The Collectors' Fund                   01/27/94       400        34.000
         The Collectors' Fund                   01/28/94       600        34.250
         The Collectors' Fund                   02/03/94       100        34.750
         The Collectors' Fund                   02/08/94       100        34.750
         The Collectors' Fund                   03/09/94       500        34.750
         The Collectors' Fund                   08/08/94    11,200        27.750

                                   SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                                   AMICI ASSOCIATES


Dated: December 1, 1995                            /s/A. Alex Porter
                                                   ------------------------
                                                   A. ALEX PORTER
                                                   General Partner

                                                   /s/ Paul E. Orlin
                                                   ------------------------
                                                   PAUL E. ORLIN
                                                   General Partner

                                                   THE COLLECTORS' FUND


                                                   /s/ A. Alex Porter
                                                   ------------------------
                                                   A. ALEX PORTER
                                                   General Partner

                                                   PORTER, FELLEMAN INC.


                                                   /s/ A. Alex Porter
                                                   -------------------------
                                                   A. ALEX PORTER
                                                   President